Exhibit 99.1
NEWS RELEASE

Attention:	Financial Editors	Stock Symbol:	(PGF.UN) — TSX;
(PGH) — NYSE
PENGROWTH ENERGY TRUST ANNOUNCES EXPECTED RELEASE DATE
FOR FIRST QUARTER RESULTS
(Calgary April 27, 2009) /Marketwire/ — Pengrowth Corporation, administrator of Pengrowth Energy Trust (collectively “Pengrowth”), is pleased to announce that First Quarter 2009 Financial and Operating Results will be released on Thursday, May 7, 2009 after markets close. Pengrowth will host a conference call beginning at 9:00 A.M. Mountain Daylight Time on Friday, May 8, 2009 during which management will review Pengrowth’s results and respond to inquiries from the investment community.
To participate callers may dial (800) 732-9303 or Toronto local (416) 644-3417. To ensure timely participation in the teleconference callers are encouraged to dial in 10 to 15 minutes prior to commencement of the call to register. A live audio webcast will be accessible through the Webcast and Multimedia Centre section of Pengrowth’s website at www.pengrowth.com. A telephone replay will be available through to midnight Eastern Time on Friday, May 15, 2009 by dialing (877) 289-8525 or Toronto local (416) 640-1917 and entering passcode number 21302394#.
About Pengrowth:
Founded in 1988, Pengrowth Energy Trust is the third largest Canadian conventional oil and gas energy trust as measured by production. Pengrowth is traded on both the New York (PGH) and Toronto Stock Exchanges (PGF.UN), and has a current enterprise value of approximately $3.7 billion (CDN) and more than 600 team members who support its operations and activities. Pengrowth is recognized as a pioneer and leader in the Canadian energy trust sector.
PENGROWTH CORPORATION
James S. Kinnear
Chairman, President and Chief Executive Officer
For further information about Pengrowth, please visit our website www.pengrowth.com or contact:
Investor Relations, E-mail: investorrelations@pengrowth.com
Telephone: (403) 233-0224 Toll Free: 1-888-744-1111 Facsimile: (403) 693-8889
For media inquiries contact:
Telephone: (403) 213-8684 Facsimile: (403) 781-9757